Exhibit 99.2

NICE Named the Leader in Workforce Management by DMG Consulting

 NICE awarded number one position for accumulating the largest market share in the independent analyst firm's "Workforce Management Product and Market Report"

Hoboken, N.J., August 2, 2018 – NICE (Nasdaq: NICE) today announced that it has been recognized as the leader in Workforce Management (WFM) by independent industry analyst firm, DMG Consulting LLC. With 26.9 percent share of the WFM sector in 2017, NICE's WFM solution holds the largest share of the market in terms of seats, resulting in the top position. This market share is an increase from 25.6 percent held in 2016. NICE's advanced analytics-based solutions include CXone, a fully integrated cloud-based WFM suite, Adaptive WFO, as well as an end-to-end persona based WFO solution.

The DMG report points out "WFM remains the most important and impactful productivity tool in contact centers, where it is used to optimize the allocation of staff resources. (Agents account for 60 percent to 70 percent of the cost of contact centers in North America with 200 or more employees.) However, while it is necessary to keep people related cots as low as possible, this requirement must be balanced against the need to keep agents satisfied and engaged so they want to remain in the organization." DMG expects to see the growth rate of WFM to continue to be strong for the next 5–8 years.

DMG Consulting LLC’s annual "Workforce Management Product and Market Report" comprehensively analyzes the WFM market, solutions and product suites. The analysis provides an in-depth review of WFM suites including core forecasting and scheduling, intraday management, real-time adherence, time-off management, self-service and reporting capabilities, along with a variety of value-added and optional modules.

“We're pleased that our WFM solution has been credited as the market leader by DMG Consulting, having had a significant market share in this domain for the last 10 years consecutively." said Miki Migdal, President of NICE Enterprise Product Group, “NICE WFM is part of the fully integrated cloud customer experience platform, giving customers visibility across the front and back offices, optimizing scheduling and automating time-consuming process tasks.”

NICE WFM gears enterprises to deliver excellent customer experience by enabling them to increase engagement with agents and providing visibility across the front and back offices. By optimizing scheduling, automating time-consuming process tasks, enabling proactive responses in real-time to changing conditions and harnessing artificial intelligence (AI) to deliver accurate forecasting, the solution drives effective planning of contact center operations and positively influences the bottom line.

* Market share data is an aggregate of NICE and inContact on a pro forma basis for fiscal 2016.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal , are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.